EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Nine Month Periods Ended June 30, 2017, and July 1, 2016

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	June 30,	July 1,	June 30,	July 1,
	2017	2016	2017	2016

Basic

Weighted Average Number of Shares Outstanding	29,830	29,381	29,698	29,517

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$1.05	$1.30	$2.96	$2.19
Discontinued Operations	(0.03)	(0.30)	(0.21)	(0.52)
Earnings (Loss) Per Share Attributable to Esterline - Basic	$1.02	$1.00	$2.75	$1.67

Diluted

Weighted Average Number of Shares Outstanding	29,830	29,381	29,698	29,517
Net Shares Assumed to be Issued for Stock Options and RSUs	238	220	255	271
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	30,068	29,601	29,953	29,788

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$1.04	$1.28	$2.94	$2.18
Discontinued Operations	(0.03)	(0.29)	(0.21)	(0.52)
Earnings (Loss) Per Share Attributable to Esterline - Diluted	$1.01	$0.99	$2.73	$1.66